07007684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51281

RECEIVED JUL 2 6 2007 185 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2006 (MM/DD/YY) AND ENDING 05/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAX INTERNATIONAL BROKER DEALER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE SUITE 503
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLY HABER 212-809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOLLY HABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAX INTERNATIONAL BROKER DEALER CORP., as of MAY 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY COLE
NOTARY PUBLIC, STATE OF N[illegible]
Registration No. 01CO615[illegible]
Qualified in Kings C[illegible]
Commission Expires July [illegible]



Notary Public



Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2007

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2007

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.:

We have audited the accompanying statement of financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
July 9, 2007

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2007

ASSETS

Cash and cash equivalents	$110,131
Deposit with clearing broker	51,052
Marketable securities	13,200
Receivable from broker-dealer	344,314
Receivable from officer	14,000
Property and equipment at cost, less accumulated depreciation and amortization of $133,581	40,103
Other assets	47,958
Total assets	$620,758

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Loans payable, bank	$ 56,461
Securities sold not yet purchased, at market value	24,500
Commissions payable	138,450
Accounts payable and accrued expenses	146,769
Total liabilities	366,180
Commitments and contingencies	
Shareholders' equity:	
Common stock $0.2075 par value, 200,000 shares authorized, 117,000 shares issued, 18,000 outstanding	24,278
Additional paid-in capital	11,425
Retained earnings	239,418
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	254,578
Total liabilities and shareholders' equity	$620,758

The accompanying notes are an integral part of the statement of financial condition.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL CONDITION

MAY 31, 2007

1. Organization and Nature of Business

Max International Broker Dealer Corp. (the "Company") began doing business as a registered broker-dealer in securities in April 1999. In this capacity, the Company executes both principal and agency transactions for itself and its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and operates under the exemptive provisions of securities and exchange commission rule 15c3-3(k)(2)(i)(i).

2. Summary of Significant Accounting Policies

a) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

b) Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and savings accounts.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL CONDITION

MAY 31, 2007

2. **Summary of Significant Accounting Policies (Continued)**

d) Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets.

e) Income Taxes and Deferred Income Taxes

The Company is liable for federal, state and local taxes as applicable. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no significant differences giving rise to deferred tax assets or liabilities.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. **Property and Equipment, Net**

Property and equipment consist of the following:

Leasehold improvements and office equipment	$ 35,688
Computer equipment	82,662
Telephone equipment	46,214
Art	9,120
	173,684
Less: Accumulated Depreciation and amortization	(133,581)
	$ 40,103

Depreciation and amortization expense for the year ended May 31, 2007 was $29,690.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL CONDITION

MAY 31, 2007

4. Loans Payable, Bank

The Company has an unsecured $15,000 line of credit of which $10,297 was available as of May 31, 2007. The credit line is subject to renewal annually and payable on demand. Interest is payable monthly at 14.25%.

The Company is also obligated under a business installment loan. This obligation is payable in monthly installments of principal and interest at the rate of 7.15% per annum, aggregating $1,494. The loan matures on June 28, 2010 and is collateralized by substantially all the assets of the Company.

Principal payment requirement in the years subsequent to May 31, 2007 are as follows:

2008	$14,801
2009	15,895
2010	17,069
2011	2,694

Interest expense for the year ended May 31, 2007 aggregated $8,249.

5. Concentrations of Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company maintains its cash with one bank which is insured by the Federal Deposit Insurance Corporation (FDIC) in bank deposit accounts which at times may exceed federally insured limits. Amounts are guaranteed by the FDIC up to $100,000.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2007, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL CONDITION

MAY 31, 2007

6. **Commitments**

The Company leases facilities under various lease and sublease agreements expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

Year ended May 31,	2008	$151,728
	2009	155,728
	2010	124,147
	2011	124,760
	Thereafter	124,195
Total		$680,558

Rent expense for the year ended was $185,778 (including payments to an affiliate, aggregating $34,250).. The sublease agreements are with an affiliate.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007 the Company had net capital of $132,352, which was $32,352 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.58 to 1.

8. **Related Party Transactions**

For the year ended May 31, 2007, the Company incurred $202,850 of consulting fees, travel, rent and recruiting expenses paid to an affiliate.

9. **Contingencies**

In the ordinary course of business, the Company is party to various claims, pending litigation and arbitration matters, which it vigorously defends. In the opinion of management, resolution of these matters will not have a material effect on the financial condition of the Company.

END